QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

HILTON HOTELS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)(unaudited)

	YEARS ENDED DECEMBER 31,					SIX MONTHS ENDED JUNE 30,
	1998	1999	2000	2001	2002	2003
Consolidated pretax income from continuing operations before adjustments for minority interest or income / loss from equity investees	$332	$311	$461	$227	$278	$94
Add:
Distributions from equity investees	3	7	15	10	4	19
Interest expense	142	237	462	394	337	152
Interest component of rent expense	4	4	41	17	13	9

Earnings available for fixed charges	$481	$559	$979	$648	$632	$274

Fixed charges:
Interest expense	$142	$237	$462	$394	$337	$152
Interest component of rent expense	4	4	41	17	13	9
Capitalized interest	4	7	9	10	5	4

Total fixed charges	$150	$248	$512	$421	$355	$165

Ratio of earnings to fixed charges	3.2x	2.3x	1.9x	1.5x	1.8x	1.7x

QuickLinks

  EXHIBIT 12.1